Raptor Pharmaceutical Corp.

7 Hamilton Landing, Suite 100

Novato, California 94949

March 26, 2015

VIA EDGAR TRANSMISSION

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Raptor Pharmaceutical Corp.
Post-Effective Amendment No. 2 to Registration Statement on Form S-3
Filed March 2, 2015
File No. 333-195885

Dear Mr. Riedler:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Raptor Pharmaceutical Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective under the Securities Act on March 30, 2015 at 9:00 a.m. Eastern Time, or as soon thereafter as practicable. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of such Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Kathleen Wells, by facsimile to (650) 463-2600.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. If you have any questions or comments, please contact Kathleen Wells of Latham & Watkins LLP at (650) 463-2677 or kathleen.wells@lw.com. Thank you for your assistance with these matters.

Very truly yours,

RAPTOR PHARMACEUTICAL CORP.

/s/ Michael P. Smith
Michael P. Smith
Chief Financial Officer, Secretary and Treasurer

cc:	Kathleen M. Wells, Esq. of Latham & Watkins LLP